Exhibit 99.12

1900, 255 - 5th Avenue SW
Calgary, Alberta Canada T2P 3G6
Tel: 403.539.6300 Fax: 403.539.6499
www.acclaimtrust.com

September 19, 2005

StarPoint Energy Trust

StarPoint Energy Ltd.

3900, 205 – 5th Avenue S.W.

Calgary, Alberta

T2P 2V7

Attention:	Paul Colborne
President and Chief Executive Officer

Gentlemen:

Re: Proposed Business Combination

This letter sets forth the agreement between Acclaim Energy Trust (“Acclaim”), Acclaim Energy Inc.  (“AEI”), StarPoint Energy Trust (“StarPoint”) and StarPoint Energy Ltd.  (“SEL”) with respect to a proposed transaction (the “Transaction”) to combine Acclaim and StarPoint and form a new publicly traded income trust (the “New Trust”).  The Transaction would also include the formation of a new publicly traded exploration company (“ExploreCo”).

1.                                      Structure of the Transaction and Exchange Ratios

Subject to the terms and conditions set forth below, the Transaction will be carried out pursuant to a plan of arrangement (the “Arrangement”) under the Business Corporations Act (Alberta) (the “ABCA”).  Pursuant to the Arrangement:

(a)                                  holders of trust units (“Acclaim Units”) of Acclaim will receive for each Acclaim Unit 0.8333 of a trust unit (“New Trust Unit”) of the New Trust; and

(b)                                 holders of trust units (“StarPoint Units”) of StarPoint will receive for each StarPoint Unit 1.0000 of a New Trust Unit.

Holders of Acclaim Units and StarPoint Units will also receive, as a separate distribution, common shares (“ExploreCo Shares”) of ExploreCo on the basis of 0.0833 of an ExploreCo Share for each Acclaim Unit and 0.1000 of an ExploreCo Share for each StarPoint Unit.

In addition, under the Arrangement, each holder of Acclaim Units will receive 0.0175 of one arrangement warrant (“Arrangement Warrant”) and each holder of StarPoint Units will receive 0.0210 of one Arrangement Warrant.  Each full Arrangement Warrant will be exercisable into one ExploreCo Share at an exercise price equal to the price at which the ExploreCo Shares are issued under the ExploreCo private placement referred to in Section 4 for a period of 30 days from the Effective Date.

Holders of the exchangeable shares, series 1 of AEI (the “Acclaim Exchangeable Shares”) and the series A exchangeable shares of SEL (the “StarPoint Exchangeable Shares”) will participate in the Arrangement and receive New Trust Units, ExploreCo Shares and Arrangement Warrants on the same basis as the holders of Acclaim Units and StarPoint Units, respectively, based on the number of Acclaim Units or StarPoint Units into which such shares are exchangeable.

2.                                      Arrangement Agreement

Acclaim and StarPoint, acting reasonably, shall negotiate and enter into an arrangement agreement (“Arrangement Agreement”) on or before November 7, 2005 to implement the Arrangement to provide for the merger of Acclaim and StarPoint and the issue and distribution of New Trust Units, and the issue and distribution of ExploreCo Shares on the basis set out above to holders of Acclaim Units and Acclaim Exchangeable Shares (collectively, “Acclaim Securities”) and the holders of StarPoint Units and StarPoint Exchangeable Shares (collectively, “StarPoint Securities”).  Acclaim and StarPoint will work together to achieve mutually agreeable structuring of the Transaction before the execution of the Arrangement Agreement, having regard to relevant securities, corporate and trust laws and regulatory, stock exchange, tax and economic considerations.  It is intended that the Transaction will be structured to allow Acclaim Securityholders and StarPoint Securityholders to receive New Trust Units on a tax-deferred basis for Canadian and United States income tax purposes.  It is also intended that the Transaction will be structured to qualify for the exemption from registration provided by Section 3(a)(10) of the U.S.  Securities Act of 1933, as amended.  It is also intended that the Transaction will be structured in a manner that provides for the elimination of less then full “board lot” holdings of ExploreCo Shares as part of or in connection with the Arrangement on a basis to be agreed to by the parties, acting reasonably.

The Arrangement Agreement shall contain, in addition to the representations, warranties, covenants, conditions and other terms specified herein, customary representations and warranties by each of Acclaim and StarPoint in favour of the other, and such other customary terms, covenants and conditions as would be normal for a transaction of this nature.

If the parties fail to execute the Arrangement Agreement, each of StarPoint and Acclaim shall, subject to applicable law, be entitled, but not obligated, to proceed and require the other party to this agreement to proceed with the Arrangement pursuant to the terms and conditions of this agreement.

3.                                      New Trust

On or before the effective date (the “Effective Date”) of the Arrangement, the parties shall cause the New Trust to be settled as an unincorporated open-ended investment trust under the laws of the Province of Alberta in such form as agreed to by Acclaim and StarPoint and in form customary for transactions of this type.  The parties shall also cause a new company (the “Administrator”) to be incorporated under the ABCA which shall, among other things, serve as the administrator of the New Trust.  The board of directors of the Administrator will be comprised of the existing board of directors of AEI plus Paul Colborne.  The existing senior management and officers of AEI, supplemented on a transitional basis by Murray Mason and certain other senior management of SEL to be agreed by Acclaim and StarPoint, acting reasonably, will be the senior management and officers of the Administrator.

The parties’ current intention is that the New Trust will initially distribute $0.23 per New Trust Unit per month.

The New Trust or the Administrator, as applicable, will adopt incentive plans for its directors, officers, employees and consultants similar to those of Acclaim and otherwise customary for senior oil and gas energy trusts.

4.                                      ExploreCo

On or before the Effective Date, the parties shall cause ExploreCo to be incorporated under the ABCA and shall as part of the Arrangement transfer to ExploreCo the assets (the “ExploreCo Assets”) of Acclaim and StarPoint identified in the letter agreement of even date herewith between AEI and SEL.  Acclaim and StarPoint will reasonably cooperate with each other and will give due consideration to any request made by the other to change the composition of the ExploreCo Assets, provided such changes do not materially change the production, prospects or net asset value of ExploreCo.  Acclaim and StarPoint agree that a capital expenditure budget of $1.5 million will be made available for the ExploreCo Assets for the period from the date hereof to the Effective Date, such amount to be funded by the party contributing the ExploreCo assets in respect of which such expenditures are to be incurred.  To the extent the actual capital expenditures on the ExploreCo Assets exceed $1.5 million, ExploreCo shall reimburse the New Trust for such amount on the Effective Date.  All cash flow generated by the ExploreCo Assets to the Effective Date shall accrue to the benefit of Acclaim or StarPoint, as applicable.

The board of directors of ExploreCo shall be comprised of such members of the existing board of directors of SEL as may be designated by SEL together with Paul Charron and Brett Herman.  Substantially all of the existing senior management of SEL shall be the senior management of ExploreCo with Paul Colborne as Chairman and Chief Executive Officer and Brett Herman as President and Chief Operating Officer.

ExploreCo shall adopt incentive plans for the benefit of its directors, officers, employees and consultants (which could include, without limitation, performance shares) under which the maximum number of ExploreCo Shares reserved for issuance shall, in the aggregate, not exceed 10% of the ExploreCo Shares outstanding after giving effect to the Arrangement.

On or before the Effective Date, ExploreCo shall also complete a private placement of an aggregate of $7.5 million to its employees, management, directors and other service providers and other parties as agreed to by SEL and AEI, acting reasonably, resulting in the issuance of 3,073,770 ExploreCo Shares at an issue price equal to the net asset value per share of ExploreCo (currently estimated at $2.44).  If the private placement is fully subscribed and all Arrangement Warrants are exercised, ExploreCo will raise approximately $17.5 million and issue approximately 7,172,131 ExploreCo Shares.

5.                                      Employees

StarPoint and Acclaim shall agree on the employees of StarPoint and Acclaim who will be offered employment by ExploreCo on terms and conditions acceptable to the parties acting reasonably.  Unless otherwise agreed between StarPoint and Acclaim, all employees (other than the officers of StarPoint and those employees who accept offered employment by ExploreCo) of StarPoint and its subsidiaries and Acclaim and its subsidiaries (the “Offered Employees”) will be offered employment by the Administrator or one of the other subsidiaries of the New Trust, with such employment, if provided, to be effective immediately following the closing of the Transaction.  The Offered Employees, if offered employment, shall be offered employment on the terms and conditions comparable, in the aggregate, to the terms and conditions on which they are currently employed.

If any Offered Employee does not accept employment from the Administrator or one of the other subsidiaries of the New Trust, such employee shall be entitled on closing of the Transaction to the payment of a severance payment not to exceed statutory termination pay.

StarPoint and Acclaim shall agree, acting reasonably, on retention bonus plans for StarPoint and Acclaim employees (the “Retention Bonus Plans”).  Acclaim and StarPoint agree that bonuses (the “StarPoint 2005 Bonuses”) will be payable by StarPoint to its employees in respect of the 2005 year in an amount consistent with StarPoint’s bonus policies and acceptable to Acclaim, acting reasonably, and that the entitlement to such bonuses will vest on a date subsequent to the Effective Date to be determined by Acclaim and acceptable to StarPoint, acting reasonably.

Acclaim and StarPoint acknowledge that the Transaction will result in a “change of control” for purposes of their respective unit incentive plans and executive and employee (if applicable) “change of control” agreements.  The parties agree to make the payments due pursuant to the unit incentive plans in trust units that will participate in the Arrangement on the same basis as the existing Acclaim Units and StarPoint Units, as applicable.

6.                                      Securityholder Approvals

Acclaim and StarPoint will cooperatively prepare a joint information circular – proxy statement (“Information Circular”) to be mailed to the Acclaim Securityholders and StarPoint Securityholders for the purpose of their respective securityholder meetings to be called to consider the Arrangement and related matters.  Each of the parties shall provide the other with all information with respect to itself as may be required for inclusion in the Information Circular and shall indemnify the other for any misrepresentation contained in such information.

7.                                      Cooperation

Each of Acclaim and StarPoint covenants and agrees to do all acts and things and take all steps required to complete the Arrangement.  Without limiting the generality of the foregoing, each of Acclaim and StarPoint covenants and agrees to use its commercially reasonable efforts within its power to cause to be fulfilled the conditions precedent to the other party’s obligations to complete the Arrangement and to not take any action that would cause such conditions not to be fulfilled.  Further, and without restricting the generality of the foregoing, each party shall reasonably cooperate with the other party and its tax advisors in structuring the Arrangement in a tax effective manner, and assist the other party and its tax advisors in making such investigations and inquiries with respect to such party in that regard, as the other party and its tax advisors shall consider necessary, acting reasonably, provided that such party shall not be obligated to consent or agree to any structuring that has the effect of reducing the consideration to be received under the Arrangement by any of its securityholders.

Acclaim and StarPoint shall use their reasonable commercial efforts to cause the Effective Date to occur on or about January 5, 2006 or as soon thereafter as reasonably practicable and to cause the mailing of the Information Circular to their respective Securityholders (the “Mailing Date”) to occur as soon as reasonably practicable and in any event by November 30, 2005.

Acclaim and StarPoint shall also use their reasonable commercial efforts to effect the listing of the New Trust Units on the NYSE no later than 30 days following the Effective Date.  In furtherance thereof, the parties shall use their reasonable commercial efforts to submit to the NYSE the documentation required for a confidential review for eligibility as soon as reasonably practicable following the Mailing Date.

StarPoint and Acclaim will reasonably cooperate with each other prior to the Effective Date to restructure, unwind or terminate certain of Acclaim’s and StarPoint’s hedging arrangements with a view to optimizing the hedging position for the New Trust.

8.                                      Board Authorizations

(a)                                  The board of directors of AEI (the “Acclaim Board”) has unanimously endorsed the Transaction and approved this agreement, has unanimously determined that the Arrangement is in the best interests of Acclaim and the Acclaim Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to Acclaim Securityholders and has resolved unanimously to recommend approval of the Arrangement by Acclaim Securityholders.

(b)                                 The board of directors of SEL (the “StarPoint Board”) has unanimously endorsed the Transaction and approved this agreement, has unanimously determined that the Arrangement and this agreement are in the best interests of StarPoint and the StarPoint Securityholders, and has, based on the opinion of its financial advisor, unanimously determined that the Arrangement is fair, from a financial point of view, to StarPoint Securityholders and has resolved unanimously to recommend approval of the Arrangement by StarPoint Securityholders.

9.                                      Acclaim Conditions

Acclaim’s obligation to proceed with the Arrangement is subject to the following conditions:

(a)                                  Lock-up Agreements: All of the directors and officer of SEL shall have entered into lock-up agreements with Acclaim in the form agreed to by Acclaim and StarPoint contemporaneously with the execution of this agreement.

(b)                                 No Material Adverse Change: No material adverse change shall occur in the affairs, operations or business of StarPoint and its subsidiaries from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of StarPoint or its subsidiaries shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the audited consolidated financial statements of StarPoint and the audited consolidated financial statements of SEL for the fiscal year ending December 31, 2004 or in the unaudited financial statements of StarPoint for the fiscal period ending June 30, 2005 (other than a material adverse change resulting from: (i) conditions affecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by this agreement or the Arrangement Agreement, or consented to by Acclaim).

(c)                                  No Actions: No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of Acclaim, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a material adverse change within the meaning of paragraphs 9(b) and 10(b), respectively, in the affairs, operations or business of StarPoint or Acclaim or would have a material adverse effect on the ability of the parties to complete the Arrangement.

(d)                                 No Material Breach: StarPoint shall not be in material breach of its obligations under this agreement or under the terms of the Arrangement Agreement.

(e)                                  Mailing Date: The Mailing Date shall occur not later than November 30, 2005.

(f)                                    Approvals: Acclaim and StarPoint shall obtain all necessary consents, waivers, permissions and approvals by or from relevant third parties, on terms and conditions satisfactory to Acclaim, acting reasonably, including without limitation:

(i)                                     the approval of the securityholders of Acclaim and StarPoint required for the Arrangement pursuant to the ABCA, the constating documents of Acclaim and StarPoint, as applicable, or as required by the Court of Queen’s Bench of Alberta (the “Court”);

(ii)                                  all applicable regulatory approvals, orders, notices and consents (including, without limitation, under the Competition Act (Canada), the Investment Canada Act (Canada) and those of the Toronto Stock Exchange (in respect of the substitutional listing of the New Trust Units and the outstanding convertible debentures of Acclaim and StarPoint to be assumed by the New Trust) or other securities regulatory authorities), and all applicable statutory or regulatory waiting periods shall have expired or been terminated;

(iii)                               the approval of the Court; and

(iv)                              the approval or consent of Acclaim’s and StarPoint’s bankers and creditors,

(v)                                 (collectively, the “Third Party Approvals”).

(g)                                 NYSE: The StarPoint Board shall have authorized the application for listing of the New Trust Units on the New York Stock Exchange (the “NYSE”).

(h)                                 Dissents: If dissent rights are granted to securityholders by the Court in connection to the Arrangement, holders of not more than 5% of the issued and outstanding Acclaim Units, Acclaim Exchangeable Shares, StarPoint Units and StarPoint Exchangeable Shares, in the aggregate, shall have exercised rights of dissent in relation to the Arrangement;

(i)                                     Debt: At the Effective Date, StarPoint’s Debt shall not exceed $450 million.  “StarPoint’s Debt” means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding convertible debentures and hedging obligations or debt incurred to unwind or terminate any of StarPoint’s hedge positions pursuant to Section 7.

(j)                                     Closing: The Effective Date shall have occurred not later than January 31, 2006.

Acclaim may waive, in whole or in part, any of the foregoing conditions at any time on written notice to StarPoint.  If any of the foregoing conditions are not satisfied or waived, this agreement shall terminate on the earlier of the date the condition was to have been satisfied and January 31, 2006 save and except for Sections 16 and 18 hereof which shall survive such termination and remain in full force and effect.

10.                               StarPoint Conditions

StarPoint’s obligation to proceed with the Arrangement is subject to the following conditions:

(a)                                  Lock-Up Agreements: All of the directors and officers of AEI shall have entered into lock-up agreements with StarPoint in the form agreed to by Acclaim and StarPoint contemporaneously with the execution of this agreement.

(b)                                 No Material Adverse Change: No material adverse change shall occur in the affairs, operations or business of Acclaim and its subsidiaries from and after the date hereof and prior to the Effective Date, and no material adverse change in the financial condition of Acclaim shall have occurred prior to the date hereof or shall occur from and after the date hereof and prior to the Effective Date from that reflected in the audited consolidated financial statements of Acclaim for the fiscal year ending December 31, 2004, or in the unaudited consolidated financial statements of Acclaim for the fiscal period ending June 30, 2005 (other than a material adverse change resulting from: (i) conditions effecting the oil and gas industry generally in jurisdictions in which it carries on business, including changes in commodity prices or taxes; (ii) resulting from general or economic, financial, currency exchange, securities or commodities market conditions; or (iii) arising as a result of any matter permitted by this agreement or the Arrangement Agreement, or consented to by StarPoint).

(c)                                  No Actions: No act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court, tribunal or governmental agency or other regulatory or administrative agency or commission by any elected or appointed public official or private person in Canada or elsewhere, whether or not having the force of law and no law, regulation, policy, judgment, decision, order, ruling or directive (whether or not having the force of law) shall have been proposed, enacted, promulgated, amended or applied, which in the sole judgment of StarPoint, acting reasonably, in either case has had or, if the Arrangement was consummated, would result in a material adverse change within the meaning of paragraphs 9(b) and 10(b), respectively, in the affairs, operations or business of StarPoint or Acclaim or would have a material adverse effect on the ability of the parties to complete the Arrangement.

(d)                                 No Material Breach: Acclaim shall not be in material breach of its obligations under this agreement or under the terms of the Arrangement Agreement.

(e)                                  Mailing Date: The Mailing Date shall occur not later than November 30, 2005.

(f)                                    Approvals: Acclaim and StarPoint shall obtain all Third Party Approvals on terms and conditions satisfactory to StarPoint, acting reasonably.

(g)                                 NYSE: The Acclaim Board shall have authorized the application for listing of the New Trust Units on the NYSE.

(h)                                 Dissents: If dissent rights are granted to securityholders by the Court in connection to the Arrangement, holders of not more than 5% of the issued and outstanding Acclaim Units, Acclaim Exchangeable Shares, StarPoint Units and StarPoint Exchangeable Shares, in the aggregate, shall have exercised rights of dissent in relation to the Arrangement;

(i)                                     Debt: As at the Effective Date, Acclaim’s Debt shall not exceed $400 million.  “Acclaims Debt” means total indebtedness, including long-term debt, bank debt and working capital deficiency, but excluding convertible debentures and hedging obligations or debt incurred to unwind or terminate any of Acclaim’s hedge positions pursuant to Section 7.

(j)                                     Closing: The Effective Date shall have occurred not later than January 31, 2006.

StarPoint may waive, in whole or in part, any of the foregoing conditions at any time on written notice to Acclaim.  If any of the foregoing conditions are not satisfied or waived, this agreement shall terminate on the earlier of the date the condition was to have been satisfied and January 31, 2006 save and except for Sections 16 and 18 hereof which shall survive such termination and remain in full force and effect.

11.                               Representations and Warranties

Acclaim represents and warrants to and in favour of StarPoint and acknowledges that StarPoint is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)                                  This agreement has been duly executed and delivered by each of Acclaim and AEI and constitutes a legal, valid and binding obligation of each of Acclaim and AEI enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and to general principles of equity.

(b)                                 There are not more than 109.0 million Acclaim Units issued and outstanding plus not more than 1.62 million Acclaim Units issuable pursuant to rights granted under Acclaim’s trust unit incentive plan as of July 1, 2005, subject to adjustment in the case of performance units, all of which will vest in connection with the completion of the Arrangement.  In addition, there are outstanding approximately 307,000 Acclaim Exchangeable Shares that, as at the date hereof, can be exchanged for approximately 413,000 Acclaim Units and not more than $34 million principal amount convertible debentures outstanding that, as at the date hereof, can be converted into 2.3 million Acclaim Units.

(c)                                  The data and information in respect of Acclaim and its assets, reserves, liabilities, business and operations provided by Acclaim or its advisors to StarPoint or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.  Acclaim has no knowledge of any material adverse change within the meaning of paragraph 10(b) to the oil and gas reserves of Acclaim from that disclosed in such data and information.

(d)                                 The information and statements set forth in the information filed by Acclaim after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the “Acclaim Public Record”) as at the date hereof, as relates to Acclaim, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to Acclaim which is not disclosed in the Acclaim Public Record, and Acclaim has not filed any confidential material change reports which continue to be confidential.

(e)                                  To the knowledge of Acclaim, Acclaim has not withheld from StarPoint any material information or documents concerning Acclaim or any of its subsidiaries or their respective assets or liabilities during the course of StarPoint’s review of Acclaim and its assets.  No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to StarPoint by Acclaim pursuant hereto contains or will contain an untrue statement of a material fact which is necessary to make the statements herein or therein not misleading.

StarPoint represents and warrants to and in favour of Acclaim and acknowledges that Acclaim is relying upon such representations and warranties in connection with the matters contemplated by this agreement:

(a)                                  This agreement has been duly executed and delivered by each of StarPoint and SEL and constitutes a legal, valid and binding obligation of each of StarPoint and SEL enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws relating to or affecting creditors’ rights generally, and to general principles of equity.

(b)                                 There are not more than 101.0 million StarPoint Units outstanding plus not more than 1.3 million StarPoint Units issuable pursuant to StarPoint’s Restricted Unit Bonus Plan, all of which will vest in connection with the Arrangement.  In addition, there are outstanding 1.6 million StarPoint Exchangeable Shares that, as at the date hereof, can be exchanged for 1.9 million StarPoint Units and not more than $84.9 million principal amount of convertible debentures outstanding that, as at the date hereof, can be converted into 4.5 million StarPoint Units.

(c)                                  The data and information in respect of StarPoint and its assets, reserves, liabilities, business and operations provided by StarPoint or its advisors to Acclaim or its advisors was and is accurate and correct in all material respects as at the respective dates thereof and, in respect of any information provided or requested, did not knowingly omit any material data or information necessary to make any data or information provided not misleading as at the respective dates thereof.  StarPoint has no knowledge of any material adverse change within the meaning of paragraph 9(b) to the oil and gas reserves of StarPoint from that disclosed in such data and information.

(d)                                 The information and statements set forth in the information filed by StarPoint after December 31, 2004 with any securities commission or similar regulatory authority in compliance, or intended compliance, with applicable securities laws (the “StarPoint Public Record”) as at the date hereof, as relates to StarPoint, are true, correct, and complete and did not contain any misrepresentation, as of the respective dates of such information or statements, and no material change has occurred in relation to StarPoint which is not disclosed in the StarPoint Public Record, and StarPoint has not filed any confidential material change reports which continue to be confidential.

(e)                                  To the knowledge of StarPoint, StarPoint has not withheld from Acclaim any material information or documents concerning StarPoint or any of its subsidiaries or their respective assets or liabilities during the course of Acclaim’s review of StarPoint and its assets.  No representation or warranty contained herein and no statement contained in any schedule or other disclosure document provided or to be provided to Acclaim by StarPoint pursuant hereto contains or will contain any untrue statement or a material fact which is necessary in order to make the statements herein or therein not misleading.

12.                               Material Changes

From and after the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, each of Acclaim and StarPoint shall promptly notify the other in writing of any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in its business, operations, affairs, assets, capitalization, financial condition, prospects, licenses, permits, rights, privileges or liabilities, whether contractual or otherwise.

13.                               Mutual Covenants Regarding Non-Solicitation

(a)                                  Each party shall immediately cease and cause to be terminated all existing discussions and negotiations (including, without limitation, through any advisors or other parties on its behalf), if any, with any parties conducted before the date of this agreement with respect to any Acquisition Proposal (as defined herein) and shall immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with such party relating to an Acquisition Proposal and shall use all reasonable commercial efforts to ensure that such requests are honoured.

(b)                                 Neither party shall, directly or indirectly, do or authorize or permit any of its officers, directors or employees or any financial advisor, expert or other representative retained by it to do, any of the following:

(i)                                     solicit, facilitate, initiate or encourage any Acquisition Proposal;

(ii)                                  enter into or participate in any discussions or negotiations regarding an Acquisition Proposal, or furnish to any other person any information with respect to its businesses, properties, operations, prospects or conditions (financial or otherwise) in connection with an Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing;

(iii)                               waive, or otherwise forbear in the enforcement of, or enter into or participate in any discussions, negotiations or agreements to waive or otherwise forbear in respect of, any rights or other benefits under confidential information agreements, including, without limitation, any “standstill provisions” thereunder; or

(iv)                              accept, recommend, approve or enter into an agreement to implement an Acquisition Proposal;

provided, however, that notwithstanding any other provision hereof, each party and its officers, directors and advisers may:

(v)                                 enter into or participate in any discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, after the date of this agreement, by such party or any of its officers, directors or employees or any financial advisor, expert or other representative retained by it) seeks to initiate such discussions or negotiations and, subject to execution of a confidentiality and standstill agreement substantially similar to the confidentiality and standstill agreements dated August 15, 2005 (the “Confidentiality Agreements”) entered into between AEI and SEL (provided that such confidentiality agreement shall provide for disclosure thereof (along with all information provided thereunder) to the other party as set out below), may furnish to such third party information concerning such party and its business, properties and assets, in each case if, and only to the extent that:

(A)                              the third party has first made a written bona fide Acquisition Proposal which the board of directors of the administrator of such party determines in good faith: (1) that funds or other consideration necessary for the Acquisition Proposal are or are likely to be available; (2) (after consultation with its financial advisor) would, if consummated in accordance with its terms, result in a transaction financially superior for securityholders of the Receiving Party (as herein defined) than the transaction contemplated by this agreement; and (3) after receiving the advice of outside counsel as reflected in minutes of the board of directors of the administrator of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws (a “Superior Proposal”); and

(B)                                prior to furnishing such information to or entering into or participating in any such discussions or negotiations with such third party, such party provides prompt notice to the other party to the effect that it is furnishing information to or entering into or participating in discussions or negotiations with such person or entity together with a copy of the confidentiality agreement referenced above and if not previously provided to the other party, copies of all information provided to such third party concurrently with the provision of such information to such third party, and provided further that such party shall notify the other party orally and in writing of any inquiries, offers or proposals with respect to a Superior Proposal (which written notice shall include, without limitation, a copy of any such proposal (and any amendments or supplements thereto), the identity of the person making it, if not previously provided to the other party, copies of all information provided to such party and all other information reasonably requested by the other party), within 24 hours of the receipt thereof, shall keep the other party informed of the status and details of any such inquiry, offer or proposal and answer the other party’s questions with respect thereto; or

(vi)                              comply with Section 172 of the Securities Act (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors’ circulars and make appropriate disclosure with respect thereto to its securityholders; and

(vii)                           accept, recommend, approve or enter into an agreement to implement a Superior Proposal from a third party, but only if prior to such acceptance, recommendation, approval or implementation, the board of directors of its administrator shall have concluded in good faith, after considering all proposals to adjust the terms and conditions of this agreement as contemplated by paragraph 13(c) and after receiving the advice of outside counsel as reflected in minutes of the board of directors of such party, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable laws and such party complies with its obligations set forth in paragraph 13(c) and terminates this agreement in accordance with paragraph 17(e) or 17(f), as applicable, and concurrently therewith pays the amount required by paragraph 16(a) or 16(b), as applicable, to the other party.

(c)                                  Each party in receipt of a Superior Proposal (a “Receiving Party”) shall give the other party (the “Responding Party”), orally and in writing, at least 72 hours advance notice of any decision by the board of directors of its administrator to accept, recommend, approve or enter into an agreement to implement a Superior Proposal, which notice shall confirm that the board of directors of the administrator of the Receiving Party has determined that such Acquisition Proposal constitutes a Superior Proposal, shall identify the third party making the Superior Proposal and shall provide a true and complete copy thereof and any amendments thereto.  During such 72 hour period, the Receiving Party agrees not to accept, recommend, approve or enter into any agreement to implement such Superior Proposal and not to release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.  In addition, during such 72 hour period the Receiving Party shall and shall cause its financial and legal advisors to, negotiate in good faith with the Responding Party and its financial and legal advisors to make such adjustments in the terms and conditions of this agreement and the Arrangement as would enable the Receiving Party to proceed with the Arrangement as amended rather than the Superior Proposal.  In the event the Responding Party proposes to amend this agreement and the Arrangement to provide that the holders of the Acclaim Securities or StarPoint Securities, as applicable (the “Receiving Party Securities”) shall receive a value per Receiving Party Security equal to or having a value greater than the value per Receiving Party Security provided in the Superior Proposal and so advises the board of directors of the administrator of the Receiving Party prior to the expiry of such 72 hour period, the board of directors of the administrator of the Receiving Party shall not accept, recommend, approve or enter into any agreement to implement such Superior Proposal and shall not release the party making the Superior Proposal from any standstill provisions and shall not withdraw, redefine, modify or change its recommendation in respect of the Arrangement.

(d)                                 Each party agrees that all information that may be provided to it by the other party with respect to any Superior Proposal pursuant to this Section 13 shall be treated as if it were “Confidential Information” as that term is defined in the Confidentiality Agreements and shall not be disclosed or used except in accordance with the provisions of the Confidentiality Agreements or in order to enforce its rights under this agreement in legal proceedings.

(e)                                  Each party shall ensure that its officers, directors and employees and any investment bankers or other advisers or representatives retained by it are aware of the provisions of this Section 13.  Acclaim shall be responsible for any breach of this Section 13 by its officers, directors, employees, investment bankers, advisers or representatives, and StarPoint shall be responsible for any breach of this Section 13 by its officers, directors, employees, investment bankers, advisers or representatives.

(f)                                    “Acquisition Proposal” means, with respect to Acclaim or StarPoint, any inquiry or the making of any proposal to such party or its unitholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from such party or its unitholders of any securities of such party or its subsidiaries; (ii) any acquisition of a substantial amount of assets of such party or its subsidiaries; (iii) an amalgamation, arrangement, merger, or consolidation involving such party or its subsidiaries; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving such party or its subsidiaries or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by this agreement or the Arrangement or which would or could reasonably be expected to materially reduce the benefits to the other party under this agreement or the Arrangement;

14.                               Business Activities

Acclaim and StarPoint each agree that during the period from the date of execution of this agreement and ending on the earlier of the Effective Date or the termination of this agreement, except as required by law or as otherwise expressly permitted or specifically contemplated by this agreement, it;

(a)                                  shall conduct its business only in the usual and ordinary course of business and consistent with past practice, and it shall use all commercially reasonable efforts to maintain and preserve its business, assets and advantageous business relationships, provided that it shall be entitled and authorized to comply with all pre-emptive rights, first purchase rights or rights of first refusal that are applicable to its assets and become operative by virtue of this agreement or any of the transactions contemplated by this agreement;

(b)                                 shall not except in connection with an internal reorganization of Acclaim or StarPoint, as applicable, implemented in conjunction with the Arrangement: (i) amend its constating documents; (ii) declare, set aside or pay any dividend or make any other distribution or payment (whether in cash, shares or property) in respect of its outstanding securities other than regular monthly cash distributions of an amount equal to approximately $0.1625 per Acclaim Unit and approximately $0.22 per StarPoint Unit, respectively; (iii) issue or agree to issue any shares, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, trust units, other than the issuance of trust units pursuant to the exercise of currently outstanding rights to acquire trust units or to employees hired after the date hereof in a manner consistent with past practice; (iv) redeem, purchase or otherwise acquire any of its outstanding shares or other securities (other than redemptions required pursuant to its declaration of trust or trust indenture, as applicable); (v) split, combine or reclassify any of its shares; (vi) adopt a plan of liquidation or resolutions providing for its liquidation, dissolution, merger, consolidation or reorganization; or (vii) enter into or modify any contract, agreement, commitment or arrangement with respect to any of the foregoing;

(c)                                  shall not, except as previously disclosed in writing or otherwise without prior consultation with and the consent of the other party, such consent not to be unreasonably withheld, directly or indirectly: (i) sell, pledge, dispose of or encumber any assets having an individual value in excess of $5 million, other than production in the ordinary course of business; (ii) expend or commit to expend more than $3 million individually or $90 million in the aggregate with respect to any capital expenditures; (iii) expend or commit to expend any amounts with respect to any operating expenses other than in the ordinary course of business or pursuant to the Transaction; (iv) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof which is not a subsidiary or affiliate of such party, or make any investment therein either by purchase of shares or securities, contributions of capital or property transfer; (v) acquire any assets with an acquisition cost in excess of $20 million individually or $30 million in the aggregate; (vi) incur any indebtedness for borrowed money in excess of existing credit facilities, or any other material liability or obligation or issue any debt securities or assume, guarantee, endorse or otherwise become responsible for, the obligations of any other individual or entity, or make any loans or advances, other than in respect of fees payable to legal, financial and other advisors in the ordinary course of business or in respect of the Transaction; (vii) authorize, recommend or propose any release or relinquishment or any material contract right; (viii) waive, release, grant or transfer any material rights of value or modify or change in any material respect any existing material license, lease, contract, production sharing agreement, government land concession or other material document; (ix) enter into or terminate any hedges, swaps or other financial instruments or like transactions; or (x) authorize or propose any of the foregoing, or enter into or modify any contract, agreement, commitment or arrangement to do any of the foregoing;

(d)                                 other than as permitted by Section 5, shall not make any payment to any employee, officer or director outside of their ordinary and usual compensation for services provided, except to the extent that any such entitlement to payment to a former employee or officer has accrued prior to the date hereof;

(e)                                  shall not: (i) grant any officer, director or employee an increase in compensation in any form; (ii) grant any general salary increase; (iii) take any action with respect to the amendment or grant of any severance or termination pay policies or arrangements for any directors, officers or employees; (iv) amend (other than to permit accelerated vesting of currently outstanding rights) any trust unit incentive plan or the terms of any outstanding rights thereunder; nor (v) advance any loan to any officer, director or any other party not at arm’s length;

(f)                                    other than pursuant to the Retention Bonus Plan and the StarPoint 2005 Bonuses, shall not adopt or amend or make any contribution to any bonus, employee benefit plan, profit sharing, trust unit, deferred compensation, insurance, incentive compensation, other compensation or other similar plan, agreement, trust unit incentive or purchase plan, fund or arrangement for the benefit of employees, except as is necessary to comply with the law or with respect to existing provisions of any such plans, programs, arrangements or agreements;

(g)                                 shall use reasonable commercial efforts to maintain in force its current policies of insurance and will pay all premiums in respect of such insurance policies that become due after the date hereof,

(h)                                 the parties shall cause the New Trust or its administrator to secure director and officer insurance coverage for the current directors and officers of each of StarPoint and Acclaim in a per occurrence coverage amount to be agreed by the parties, acting reasonably, on a trailing liability basis and for a period (not exceeding six years) to be agreed by the parties, acting reasonably; and

(i)                                     shall not take any action, refrain from taking any action, permit any action to be taken or not taken, inconsistent with this agreement, which might directly or indirectly interfere or affect the consummation of the Transaction.

15.                               Provision of Information; Access

From and after the date hereof, StarPoint shall provide Acclaim and its representatives access, during normal business hours and at such other time or times as Acclaim may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel and shall furnish promptly to Acclaim all information concerning its business, properties and personnel as Acclaim may reasonably request, which information shall remain subject to the Confidentiality Agreements, in order to permit Acclaim to be in a position to expeditiously and efficiently integrate the business and operations of StarPoint with those of Acclaim immediately upon but not prior to the Effective Date.  Without limitation, representatives of Acclaim will be permitted to attend StarPoint’s weekly operations meetings.  StarPoint agrees to keep Acclaim fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the business and operations of StarPoint.  StarPoint shall confer with and obtain Acclaim’s approval (not to be unreasonably withheld or delayed), prior to taking action (other then in emergency situations) with respect to any material operational matters involved in its business.

From and after the date hereof, Acclaim shall provide StarPoint and its representatives access, during normal business hours and at such other time or times as StarPoint may reasonably request, to its premises (including field offices and sites), books, contracts, records, computer systems, properties, employees and management personnel concerning the properties of Acclaim included in the ExploreCo Assets (the “Acclaim ExploreCo Properties”) and shall furnish promptly to StarPoint all information concerning the Acclaim ExploreCo Properties as StarPoint may reasonably request, which information shall remain subject to the Confidentiality Agreements, in order to permit StarPoint to be in a position to expeditiously and efficiently integrate the Acclaim ExploreCo Properties into ExploreCo immediately upon but not prior to the Effective Date.  Without limitation, representatives of StarPoint will be permitted to attend any operations meetings of Acclaim pertaining to the Acclaim ExploreCo Properties.  Acclaim agrees to keep StarPoint fully appraised in a timely manner of every circumstance, action, occurrence or event occurring or arising after the date hereof that would be relevant and material to a prudent operator of the Acclaim ExploreCo Properties.  Acclaim shall confer with and obtain StarPoint’s approval (not to be unreasonably withheld or delayed), prior to taking action (other then in emergency situations) with respect to any material operational matters involving the Acclaim ExploreCo Properties.

16.                               Damages

(a)                                  If at any time after the execution of this agreement:

(i)                                     the StarPoint Board has withdrawn or changed any of its recommendations or determinations referred to in paragraph 8(b) in a manner adverse to Acclaim or shall have resolved to do so prior to the Effective Date;

(ii)                                  a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the StarPoint Unitholders or to StarPoint and the StarPoint Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(iii)                               StarPoint accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(iv)                              StarPoint breaches any of its representations, warranties or covenants made in this agreement which breach individually or in the aggregate would have a material adverse effect on StarPoint or materially impede the completion of the Arrangement;

(each of the above being a “Acclaim Damages Event”), then in the event of the termination of this agreement pursuant to Section 17, StarPoint shall pay to Acclaim $65 million as liquidated damages in immediately available funds to an account designated by Acclaim within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, StarPoint shall be deemed to hold such fund in trust for Acclaim.  StarPoint shall only be obligated to pay a maximum of $65 million pursuant to this paragraph 16(a).

(b)                                 If at any time after the execution of this agreement:

(i)                                     the Acclaim Board has withdrawn or changed any of its recommendations or determinations referred to in paragraph 8(a) in a manner adverse to StarPoint or shall have resolved to do so prior to the Effective Date;

(ii)                                  a bona fide Acquisition Proposal is publicly announced, proposed, offered or made to the Acclaim Unitholders or to Acclaim and the Acclaim Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(iii)                               Acclaim accepts, recommends, approves or enters into an agreement to implement a Superior Proposal; or

(iv)                              Acclaim breaches any of its representations, warranties or covenants made in this agreement which breach individually or in the aggregate would have a material adverse effect on Acclaim or materially impede the completion of the Arrangement;

(each of the above being a “StarPoint Damages Event”), then in the event of the termination of this agreement pursuant to Section 17, Acclaim shall pay to StarPoint $65 million as liquidated damages in immediately available funds to an account designated by StarPoint within one business day after the first to occur of the events described above, and after such event but prior to payment of such amount, Acclaim shall be deemed to hold such fund in trust for StarPoint.  Acclaim shall only be obligated to pay a maximum of $65 million pursuant to this Section 16(b).

(c)                                  Each party acknowledges that all of the payment amounts set out in this Section 16 are payments of liquidated damages which are a genuine pre-estimate of the damages which the party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and resultant termination of this agreement and are not penalties.  Each party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.  For greater certainty, the parties agree that, subject to Section 17, the payment of the amount pursuant to this Section 16 is the sole monetary remedy of the party receiving such payment.  Nothing herein shall preclude a party from seeking injunctive relief to restrain any breach or threatened breach of the covenants or agreements set forth in this agreement or the Confidentiality Agreements or otherwise to obtain specific performance of any of such act, covenants or agreements, without the necessity of posting bond or security in connection therewith.

17.                               Termination

This agreement may be terminated at any time prior to the Effective Date:

(a)                                  by mutual written consent of Acclaim and StarPoint;

(b)                                 as provided in Sections 9 and 10;

(c)                                  by Acclaim upon the occurrence of an Acclaim Damages Event as provided in paragraph 16(a) provided that in the event of an Acclaim Damages Event provided for in paragraph 16(a)(i), this agreement may not be terminated by Acclaim unless StarPoint Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(d)                                 by StarPoint upon the occurrence of a StarPoint Damages Event as provided in paragraph 16(b) provided that in the event of a StarPoint Damages Event provided for in paragraph 16(b)(i), this agreement may not be terminated by StarPoint unless the Acclaim Securityholders do not approve the Arrangement or the Arrangement is not submitted for their approval;

(e)                                  by Acclaim upon the occurrence of a StarPoint Damages Event and the payment by Acclaim to StarPoint of the amount required by paragraph 16(b); and

(f)                                    by StarPoint upon the occurrence of a Acclaim Damages Event and the payment by StarPoint to Acclaim of the amount required by paragraph 16(a).

In the event of the termination of this agreement in the circumstances set out in paragraphs (a) through (f) of this Section 17, this agreement shall forthwith become void and neither party shall have any liability or further obligation to the other party hereunder except with respect to the obligations set forth in Section 16 and each party’s obligations in the Confidentiality Agreements, which shall survive such termination.

18.                               Confidentiality

It is the agreed intention of the parties to issue joint or separate press releases disclosing the Arrangement contemplated hereby immediately following execution of this agreement and after consultation with each other as to the timing and content of such release(s).  Neither party will otherwise make any disclosure of this agreement or its contents to any third parties without the prior written consent of the other party provided however that such disclosure may be made, after consultation with the other party, in response to requirements of applicable law or the policies, rules or requirements of securities regulatory authorities or stock exchanges.

19.                               Privacy Matters

The parties acknowledge that they are responsible for compliance at all times with applicable privacy laws which govern the collection, use and disclosure of personal information acquired by or disclosed to the parties pursuant to or in connection with this agreement (the “Disclosed Personal Information”).  None of the parties shall use the Disclosed Personal Information for any purposes other than those relating to the performance of this agreement and the completion of the Arrangement.

20.                               Assignment

Neither this agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party.

21.                               No Finder’s Fee, Etc.

StarPoint represents and warrants to Acclaim that StarPoint has not entered into any arrangement whereby Acclaim, StarPoint, the New Trust or ExploreCo will have any liability for financial advisor’s, broker’s or finder’s fees (including without limitation any disbursements, expenses or fairness opinion) in respect of this transaction, except for StarPoint’s fees to its financial advisors.  StarPoint has provided to Acclaim true and correct copies of its agreements with each of its financial advisors.

Acclaim represents and warrants to StarPoint that Acclaim has not entered into any arrangement whereby StarPoint, Acclaim, the New Trust or ExploreCo will have any liability for financial advisor’s, broker’s or finder’s fees (including without limitation any disbursements, expenses or fairness opinion) in respect of this transaction, except for Acclaim’s fees to its financial advisors.  Acclaim has provided to StarPoint true and correct copies of its agreements with each of its financial advisors.

22.                               Costs

All fees, costs and expenses incurred in connection with this agreement and the transactions contemplated hereby shall be paid by the party incurring such cost or expense, whether or not the Arrangement is completed.

23.                               Obligations

The obligations of Acclaim hereunder are not personally binding upon any trustee or holder of trust units of Acclaim and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of Acclaim only shall be bound by such obligations.

The obligations of StarPoint hereunder are not personally binding upon any trustee or holder of trust units of StarPoint and resort shall not be had to, nor shall recourse or satisfaction be sought from, any of the foregoing or the private property of any of the foregoing, but the property of StarPoint only shall be bound by such obligations.

If the terms of this agreement are acceptable to StarPoint, please sign below on the enclosed duplicate copy of this letter and return the same to Acclaim.

Yours truly,

ACCLAIM ENERGY TRUST, by Acclaim
Energy Inc.

		Per:	/s/ J. Paul Charron
J. Paul Charron
President and Chief Executive Officer

		Per:	/s/ Brian D. Evans
Brian D. Evans
Vice President, General Counsel and Secretary

ACCLAIM ENERGY INC,

		Per:	/s/ J. Paul Charron
J. Paul Charron
President and Chief Executive Officer

		Per:	/s/ Brian D. Evans
Brian D. Evans
Vice President, General Counsel and Secretary

AGREED TO this 19th day of September, 2005
STARPOINT ENERGY TRUST, by
StarPoint Energy Ltd.,

Per:	/s/ Paul Colborne
Paul Colborne
President and Chief Executive Officer

STARPOINT ENERGY LTD.

Per:	/s/ Paul Colborne
Paul Colborne
President and Chief Executive Officer